Filed Pursuant to Rule 433

Registration No. 333-180488

Market-Linked Step Up Notes Linked to a Global Equity Basket
Issuer	Bank of America Corporation (“BAC”)
Original Offering Price	$10.00 per unit
Term	Approximately 2 years
Market Measure	Global Equity Basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the MSCI EAFE Index (Bloomberg symbol: “MXEA”), the MSCI Emerging Markets Index (Bloomberg symbol: “MXEF”), and the Russell 2000® Index (Bloomberg symbol: “RTY”) (each, a “Basket Component”)
Payout Profile at Maturity

•    If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•    If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•    The Basket will be comprised of the S&P 500® Index, the MSCI EAFE Index, the MSCI Emerging Markets Index, and the Russell 2000® Index. Each of the S&P 500® Index, the MSCI EAFE Index, the MSCI Emerging Markets Index and the Russell 2000® Index will be given an initial weight of 25%.

•    1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	[112% to 118%] of the Starting Value; to be determined on the pricing date
Step Up Payment	[$1.20 to $1.80] per unit, a [12% to 18%] return over the Original Offering Price, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312513196173/d529076dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•

Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Changes in the value of the Basket Components may offset each other.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes.
•

You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

BAC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BAC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.